51 Madison Avenue

New York, New York 10010

April 3, 2025

Eileen Smiley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Life Investments Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Smiley,

This letter responds to the comments you provided telephonically on January 22, 2025, regarding the Registrant’s filing on December 13, 2024, of Post-Effective Amendment No. 126 to its registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 132 to its registration statement on Form N-1A under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the NYLI MacKay Muni Short Duration ETF, a new series of the Registrant (the “Fund”). Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Prospectus

Comment 1: Please complete all fields in the Registration Statement and provide a copy of the Fund’s completed Fees and Expenses of the Fund disclosures to the staff in advance of the Fund’s final filing.

Response: The Registrant confirms it will add any information omitted in the Registration Statement. A copy of the Fund’s Fees and Expenses of the Fund disclosures are attached in Appendix 1.

Comment 2: Comments on disclosure in one location apply to similar disclosures throughout the Registration Statement.

Response: The Registrant confirms it will incorporate changes to the disclosure where applicable.

Comment 3: As required by Form N-1A, please bold the second sentence in the Fund’s Fees and Expenses of the Fund disclosure.

Response: The Registrant has made the requested change.

Comment 4: Please supplementary confirm that the expense waiver agreement disclosed in the footnote to the Fund’s Annual Fund Operating Expenses table will be in place for at least a year.

Response: The Registrant confirms that the expense waiver agreement disclosed in the footnote to the Fund’s Annual Fund Operating Expenses table will be in place for at least a year.

Comment 5: The Fund’s Principal Investment Strategies disclosure states that the Subadvisor’s “investment process begins with an assessment of macro factors that may impact the Municipal Bond market, including tax rates, U.S. Treasury rates, and global economic data, as well as other regulatory, tax, governmental, and technical factors that may impact the Municipal Bond market.” (emphasis added) Please confirm that all material factors are listed and if so, consider removing “including” from the sentence.

Response: Consistent with the requirements of Form N-1A, the Fund’s Principal Investment Strategies disclosure describes how the Fund intends to achieve its investment objective and the Fund’s principal investment strategies. In addition to the principal strategies listed in the disclosure, the Subadvisor may also take into account other factors and information, and, therefore, the Registrant has kept the word “including” in the sentence. The Registrant has added additional disclosure about certain factors the Fund’s Subadvisor considers as part of its investment process, which is described below in response to Comment 6.

Comment 6: The Fund’s Principal Investment Strategies disclosure states that the investment process includes an assessment of “technical factors that may impact the Municipal Bond market.” Please add disclosure about these technical factors.

Response: The Registrant has revised the disclosure to clarify that the Subadvisor’s assessment of technical factors that may impact the Municipal Bond market includes an analysis of “the supply and demand of municipal instruments, and factors that may impact the future supply and demand of municipal bonds.”

Comment 7: The Fund’s Principal Investment Strategies disclosure states that the investment process “includes a risk analysis that gives consideration to a variety of security-specific risks, including but not limited to, environmental, social and governance (“ESG”) risks that may have a material impact on the performance of a security.” Please add disclosure about the specific ESG risks that the Fund may consider.

Response: The Registrant has revised the disclosure to add disclosure about the ESG risks the Fund may consider as follows:

The Subadvisor’s investment process also includes a risk analysis that gives consideration to a variety of security-specific risks with respect to municipal bonds, including environmental, social and governance (“ESG”) risks. “ESG risks” are defined as environmental, social or governance events or conditions that, if they occur, could cause an actual or a potential material negative impact on the value of the investment. Certain ESG factors may be more relevant for certain sectors or issuers than others. Factors considered by the Subadvisor may include an issuer’s exposure to or management of climate risk, energy resources, community and/or employee relations, demographic shifts, cybersecurity, regulation and financial management of policies and procedures. In addition to proprietary research, the Subadvisor may use screening tools such as those provided by third-party providers and, to the extent available, third-party data to identify ESG risk factors that may not have been captured through its own research. The Subadvisor’s consideration of ESG risk is weighed against other criteria and no sectors, industries or individual issuers are explicitly excluded from the Fund.

Comment 8: In the Principal Risks section, please revise the Fund’s Focused Investment Risk disclosure to reflect the types of securities in which the Fund may invest.

Response: The Registrant has revised the Fund’s Focused Investment Risk to reflect the types of securities in which the Fund may invest as follows:

Focused Investment Risk

To the extent that the Fund invests a large percentage of its assets in the securities of issuers within the same or group of states, territories, commonwealths and possessions of the United States or sectors, an adverse economic, market, political or regulatory development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified. Securities of issuers within the same or group of states, territories, commonwealths and possessions of the United States or sectors, may go through cycles of outperformance and underperformance in comparison to each other and to the general financial markets.

Comment 9: In the Principal Risks section, please revise the Fund’s High Yield Securities Risk disclosure to align with the terminology used for the description of high yield securities in the Principal Investment Strategies section.

Response: The Registrant has revised the disclosure to align the terminology used for the description of high yield securities in the Fund’s High Yield Securities Risk disclosure and the Principal Investment Strategies section.

Comment 10: In the Principal Risks section, the Fund’s disclosure about Interest Rate Risk states that the “Fund may be subject to a greater risk of rising interest rates during periods of low interest rates.” Please explain why the Fund is subject to a greater risk of rising interest rates during periods of low interest rates.

Response: The Registrant has deleted the sentence.

Comment 11: Please explain supplementally why Market Disruption Risk and Recent Market Events is not a principal risk of the Fund.

Response: The Fund discloses Market Risk as a principal risk of the Fund. In addition to the Fund’s Market Risk disclosure, although not a principal risk of the Fund, the Fund may be exposed to the impact of certain market disruptions and events. As a result, the Registrant has included disclosures about such risks in the Fund’s Market Disruption Risk and Recent Market Events disclosure in response to Item 9 of Form N-1A.

Comment 12: In the Prior Performance of Similar Accounts section, if there are different fees charged to different accounts included in the Composite, please confirm the Composite performance is calculated net of the highest applicable fee for any account.

Response: The Performance Net of Fees included in the Composite is net of the current total annual fund net operating expense ratio of 0.40% applicable to Class I shares of the registered investment company that is included in the Composite. That expense ratio is higher than the investment advisory fee charged to each of the other accounts included in the Composite by the Subadvisor. The investment advisory fee charged to each of the other accounts included in the Composite by the Subadvisor, however, does not include certain service fees, such as custody, administrative and accounting fees, for which clients contract separately and are unknown to the Subadvisor. Therefore, actual total fees and expenses incurred by investors in the other accounts in the Composite may vary.

Comment 13: In the Prior Performance of Similar Accounts section, please confirm that Performance Net of Fees disclosed in the table reflects the deduction of all fees and expenses paid by each included account in compliance with the Global Investment Performance Standards (“GIPS®”).

Response: The Registrant confirms that the Subadvisor has calculated the Composite in accordance with applicable GIPS® requirements. The Performance Net of Fees information reflects the deduction of fees and expenses as discussed in Comment 12 above.

Comment 14: Please complete all fields in the Prior Performance of Similar Accounts section and provide a copy of the section to the staff in advance of the Fund’s final filing.

Response: A copy of the completed Prior Performance of Similar Accounts section is attached in Appendix 2.

Comment 15: Please add disclosure that, for purposes of the Fund’s fundamental policy on concentration, the Fund will consider the investments held by any underlying fund towards the Fund’s policy on concentrating in any industry or group of industries.

Response: The Registrant notes, as a preliminary matter, that neither the U.S. Securities and Exchange Commission (the “Commission”) nor its staff (“Staff”) has issued public guidance or taken a public position as to how, and under what circumstances, an acquiring fund should look through to an acquired fund’s investments for purposes of the acquiring fund’s concentration policy. The Registrant notes further that, when the Commission does permit or require a fund to look through to investments underlying an investment for compliance purposes, it has done so clearly through adopted rules subject to notice and public comment.1

With regard to a fund adopting a concentration policy, the Staff has stated that Section 8(b)(1) “permits a fund to implement a concentration policy that allows for some degree of discretion…”2 In fashioning a concentration policy for the Fund, the Registrant considered that: i) portfolio holdings for an unaffiliated acquired mutual fund are generally not available to the Fund except monthly with a sixty-day lag; ii) intra-month portfolio holdings of an affiliated acquired mutual fund, to the extent the Fund could obtain them, may be deemed material non-public information, on which the Fund should not be able to trade; iii) while portfolio holdings for an acquired exchange-traded fund are publicly available on a daily basis, such disclosure is not organized by industry classification; and iv) portfolio holdings for any private fund are not available to the Fund. For the Fund to base its concentration policy on a look through to an acquired fund’s portfolio holdings would therefore be impractical, overly burdensome, impossible or lead to broad inconsistencies in the way that similar investments would be treated by the Fund.

Rather, the Registrant believes that the most effective way to monitor the Fund’s concentration with respect to investments in acquired funds is to rely on the acquired fund’s stated concentration policy. Accordingly, the Fund has adopted a fundamental policy on concentration, whereby if the Fund invests in an acquired fund that has a policy to concentrate in an industry or group of industries, the Fund will treat that entire investment as being within that industry or group of industries. The Registrant believes that this treatment is conservative and meets the requirements of the 1940 Act. To the extent that the Registrant can enhance the clarity of the disclosure of this policy and its implementation, it will consider any appropriate changes at the next annual update of the Registrant’s registration statement.

1 See, e.g., Rule 2a-7(d)(3)(ii)(A) under the 1940 Act (permitting the acquisition of a repurchase agreement to be deemed to be an acquisition of the underlying securities to meet the rule’s issuer diversification calculations); and Rule 5b-3 under the 1940 Act (permitting the acquisition of repurchase agreement or refunded securities to be treated as an acquisition of underlying securities for purposes of Section 5 and 12(d)(3) of the 1940 Act).

2 The First Australia Fund, Inc., No-Action Letter (pub. avail. July 29, 1999).

Comment 16: With respect to the Fund’s fundamental policy on concentration, if the Fund invests in private activity securities, please confirm the Fund will look through a private activity security to the underlying asset or activity to determine the applicable industry of the security.

Response: The Registrant confirms the Fund will look through a private activity security to the underlying asset or activity when determining the applicable industry of the security.

* * * * * * * *

If you have any questions or comments in connection with the foregoing, please contact Matthew Curtin at (212) 576.7634 or mcurtin@nylinvestments.com; Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com; or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP

Appendix 1

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Shareholder Fees (fees paid directly from your investment):	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fee	0.25%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(a)	0.19%
Total Annual Fund Operating Expenses	0.44%
Expense Waiver/Reimbursement(b)	0.19%
Total Annual Fund Operating Expenses After Expense Waiver/Reimbursement	0.25%

(a)The Fund has not yet commenced operations and Other Expenses are based on estimated amounts for the current fiscal year.

(b)New York Life Investment Management LLC (“New York Life Investments” or “Advisor”) has contractually agreed to waive or reduce its management fee and/or reimburse expenses of the Fund in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage commissions, dividend payments on short sales, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Fund’s business) to not more than 0.25% of the average daily net assets of the Fund. The agreement will remain in effect permanently unless terminated by the Board of Trustees of the Fund.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. The return of 5% and estimated expenses are for illustration purposes only, and should not be considered indicators of expected Fund expenses or performance, which may be greater or less than the estimates. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$26	$80

Appendix 2

Prior Performance of Similar Accounts

The performance data for the MacKay Municipal Short Term Opportunities Composite (the, “Composite”) is provided to illustrate the past performance of MacKay Shields LLC, the Fund’s Subadvisor, in managing all accounts that have an investment objective, strategies and policies substantially similar to the Fund. You should not consider the performance data shown below as a prediction or an indication of future performance of the Fund or the performance that one might achieve by investing in the Fund. The performance of the Fund may be better or worse than the performance of the Composite due to, among other things, differences in portfolio holdings, fees and expenses, and cash flows between the Fund and the accounts comprising the Composite.

The Composite includes an investment company registered under the 1940 Act and other accounts that are not registered investment companies, and, as such, are not subject to certain limitations, diversification requirements and other restrictions imposed under the Internal Revenue Code, the 1940 Act, as applicable, to which the Fund, as a registered investment company, is subject. If certain accounts were subject to all the requirements and limitations applicable to the Fund, the Composite’s performance might have been adversely affected.

Returns are shown below as Performance Gross of Fees and Performance Net of Fees. The Performance Gross of Fees and Performance Net of Fees has not been adjusted to reflect any fees or expenses that are payable by the Fund, which may be lower than the fees payable by an account included in the Composite depending on its fee structure. Performance Gross of Fees and Performance Net of Fees reflect the deduction of all trading expenses and the reinvestment of dividends and other earnings. The Performance Net of Fees is derived by reducing the Gross of Fees composite returns by the current total annual fund net operating expenses ratio of 0.40%, applicable to Class I shares of the registered investment company that is included in the Composite, which is higher than the investment advisory fee charged by the Subadvisor to each of the other accounts included in the Composite. The investment advisory fee charged to each of the other accounts included in the Composite, however, does not include certain service fees, such as custody, administrative and accounting fees for which clients contract separately, and are unknown to the Subadvisor. Therefore, actual total fees and expenses incurred by investors in the other accounts in the Composite may vary.

The performance of the Composite is compared against the Bloomberg Municipal Bond Index and Bloomberg U.S. Municipal Bond 3 Year Index, the Composite’s and the Fund’s primary broad-based benchmark and secondary benchmark, respectively. The Fund’s strategy’s holdings may differ significantly from the securities that comprise the indexes. The indexes are not a projection, prediction or guarantee of performance. It is not possible to invest directly in the indexes.

THE HISTORICAL PERFORMANCE OF THE COMPOSITE IS NOT THAT OF THE FUND, IS NOT A SUBSTITUTE FOR THE FUND’S PERFORMANCE AND IS NOT NECESSARILY INDICATIVE OF ANY FUTURE RESULTS.

The Fund’s actual performance may differ significantly from the past performance of the Composite.

Calendar Year Returns	Performance Gross of Fees	Performance Net of Fees	Bloomberg Municipal Bond Index[1]	Bloomberg 3-Year Municipal Bond Index[2]
2024	3.25%	2.84%	1.05%	2.04%
2023	4.48%	4.06%	6.40%	3.46%
2022	-2.90%	-3.29%	-8.53%	-3.39%
2021	0.82%	0.42%	1.52%	0.40%
2020	2.48%	2.08%	5.21%	2.97%
2019	3.80%	3.39%	7.54%	3.67%
2018	2.33%	1.92%	1.28%	1.76%
2017	2.12%	1.71%	5.45%	1.56%
2016	1.19%	0.79%	0.25%	0.08%
2015	1.32%	0.92%	3.30%	1.18%
2014	3.32%	2.91%	9.05%	1.22%

Annualized Return as of December 31, 2024
1 Year	3.25%	2.84%	1.05%	2.04%
3 Years	1.56%	1.15%	-0.55%	0.66%
5 Years	1.60%	1.19%	0.99%	1.07%
10 Years	1.87%	1.47%	2.25%	1.35%
Since Inception October 1, 2011	2.10%	1.70%	2.83%	1.38%

1. The Bloomberg Municipal Bond Index is considered representative of the broad market for investment-grade, tax-exempt bonds with a maturity of at least one year. Bonds subject to the alternative minimum tax or with floating or zero coupons are excluded.

2. The Bloomberg 3-Year Municipal Bond Index is considered representative of the broad market for investment-grade, tax-exempt bonds with a maturity range of 2-4 years.

The Composite includes certain accounts that are not registered with the SEC. Performance for the Composite has been calculated in a manner that differs from the performance calculations the SEC requires for registered funds. The Composite’s inception date is October 1, 2011. Performance for the Composite has not been audited.

The Subadvisor claims compliance with the Global Investment Performance Standards (“GIPS®”). GIPS® is a registered trademark of CFA Institute. CFA Institute does not endorse or promote this organization, nor does it warrant the accuracy or quality of the content contained herein. Performance is expressed in U.S. Dollars. The historical performance data is provided solely to illustrate the Subadvisor’s experience in managing accounts that have investment objectives, strategies and policies substantially similar to that of the Fund. Other methods of computing returns may produce different results, and the results for different periods will vary. A GIPS® Report for the Composite is available upon request by calling 1-888 -474-7725.